

8X8 ANNOUNCES THIRD QUARTER FISCAL 2005 RESULTS

Packet8 Subscriber Lines Increase 54% Quarter-over-Quarter

SANTA CLARA, Calif. (January 27, 2005) – 8x8, Inc. (Nasdaq: EGHT) today announced financial results for its third quarter of fiscal 2005 ended December 31, 2004.

Revenues for the third quarter of fiscal 2005 were $3.0 million, compared with $2.5 million for the second quarter of fiscal 2005 and $3.3 million for the same period of the prior year. The net loss for the quarter was $5.8 million, or $0.13 per share, compared with a net loss of $3.7 million, or $0.09 per share for the second quarter of fiscal 2005 and a net loss of $0.8 million or $0.02 per share for the same period last year. Total revenues for the nine month periods ended December 31, 2004 and 2003, were $7.6 million and $7.3 million, respectively. Net losses for the nine month periods ended December 31, 2004 and 2003, were $12.2 million, or $0.28 per share, and $1.5 million, or $0.05 per share, respectively.

Total recognized revenues for the Company's Packet8 VoIP service and related equipment sales increased to $2.7 million for the quarter ended December 31, 2004, compared with $2.1 million for the second quarter of fiscal 2005, an increase of approximately 30%. As of December 31, 2004, the Company had approximately 40,000 Packet8 subscriber lines in service as compared to approximately 26,000 at September 30, 2004, a 54% increase. Packet8 revenues for the nine months ended December 31, 2004, were $6.2 million as compared to $0.6 million for the nine months ended December 31, 2003, a 933% increase.

At the end of the third quarter of fiscal 2005, 8x8's balance sheet, including cash and cash equivalents, short-term investments, and restricted cash, totaled $23.0 million.

"8x8 made great strides in calendar 2004, not just in terms of subscriber growth, but in a number of other key areas," said Bryan R. Martin, 8x8's Chairman & CEO. "In addition to our new product and service introductions, the *first to market* Packet8 VideoPhone and small business Virtual Office service, we significantly broadened our visibility at retail with the addition of Comp USA's 226 U.S. locations. Our distribution channels now include retail, online and numerous resellers and distributors serving Packet8 customers worldwide."

About 8x8, Inc.
8x8, Inc. offers the Packet8 (http://www.packet8.net) VoIP (voice over internet protocol) telephone and videophone communications service, the DV 326 Broadband VideoPhone and the Packet8 Virtual Office. For additional company information, visit 8x8's web site at http://www.8x8.com.

NOTE: 8x8, the 8x8 logo, Packet8, the Packet8 logo and Packet8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

# # #

MEDIA RELATIONS CONTACT:
Joan Citelli
JCitelli@8x8.com
(408) 316-1290

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,	
	2004	**2003**	**2004**	**2003**
Product revenues	$ 632	$ 337	$ 1,918	$ 1,948
License and service revenues	2,332	2,952	5,646	5,390
Total revenues	2,964	3,289	7,564	7,338
Operating expenses:				
Cost of product revenues	1,073	413	2,862	1,320
Cost of license and service revenues	1,442	1,444	3,492	1,943
Research and development	784	522	2,044	2,222
Selling, general and administrative ..	5,650	1,672	11,785	4,167
Total operating expenses	8,949	4,051	20,183	9,652
Loss from operations	(5,985)	(762)	(12,619)	(2,314)
Other income, net	145	8	460	807
Net loss	$ (5,840)	$ (754)	$ (12,159)	$ (1,507)
Net loss per share:				
Basic and diluted......................	$ (0.13)	$ (0.02)	$ (0.28)	$ (0.05)
Weighted average number of shares:				
Basic and diluted......................	46,718	33,549	42,862	30,693

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	December 31, 2004		March 31, 2004
ASSETS			
Current assets			
Cash, cash equivalents and investments	$ 22,721	$	13,249
Restricted cash	250		800
Accounts receivable, net	1,493		608
Inventory	1,784		98
Other current assets	2,241		645
Total current assets	28,489		15,400
Property and equipment, net	1,464		158
Other assets	14		13
	$ 29,967	$	15,571
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 3,202	$	854
Accrued compensation	520		415
Accrued warranty	190		194
Deferred revenue	1,831		547
Other accrued liabilities	944		559
Total current liabilities	6,687		2,569
Other liabilities	217		216
Total stockholders' equity	23,063		12,786
	$ 29,967	$	15,571